SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51357

06007467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 o[redacted] Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Waterford Investor Services, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 South Highland Avenue, Suite 2 (No. and Street)

Clearwater	FL	33756
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Franklin Flanary II (804) 521-7602

(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary & Shreaves

(Name — *if individual, state last, first, middle name*)

4401 Dominion Boulevard, Suite , Suite 300,	Glen Allen,	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Franklin Flanary II ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterford Investor Services, Inc. ______, as Of December 31 ______, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Embossed Hereon Is My
Commonwealth of Virginia Notary Public Seal
My Commission Expires September 30, 2007
DELLA JEAN MILLIRON

I was originally commissioned as
Della Jean Tabar, Notary Public

C. Franklin Flanary II

Signature

Chief Financial Officer

Title

Della Jean Millirон

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5'e)(3).*

WATERFORD INVESTOR SERVICES, INC.

Statement of Financial Condition and
Independent Accountants' Report on Internal Control
Required by SEC Rule 17a-5

December 31, 2005

SEC ID 8 - 50007

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

WATERFORD INVESTOR SERVICES, INC.

Table of Contents

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

Officers and Directors
Waterford Investor Services, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Waterford Investor Services, Inc. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Waterford Investor Services, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Keiter, Stephens, Hurst, Gary & Shreaves

February 7, 2006

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

WATERFORD INVESTOR SERVICES, INC.

Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	15,832
Receivables from brokers or dealers		19,483
Receivables from non-customers		5,994
Securities owned, at market value		10,554
Other assets		33,731
Total assets	$	85,594

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued liabilities	$	12,221
Stockholders' equity		
Common stock, No par value; 1,000,000 shares authorized, 643,816 shares issued and outstanding		35,670
Additional paid in capital		5,000
Retained earnings		32,703
Total stockholders' equity		73,373
Total liabilities and stockholders' equity	$	85,594

See accompanying notes to financial statement.

1. Summary of Significant Accounting Policies:

Nature of Business: Waterford Investor Services, Inc. (the "Company"), was incorporated in the state of Florida. The Company operates as a broker/dealer primarily in the southeastern United States. As a broker/dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). The Company is an Introducing Broker and forwards all transactions to a Clearing Broker on a fully disclosed basis.

On November 17, 2005 AIC, Inc., a Virginia corporation ("AIC") purchased 90% of the outstanding shares of the Company. The fair value of the Company's net assets approximated their carrying values and, therefore no adjustment was recorded in the business combination. This financial statement is not intended to present the consolidated financial position of AIC as of December 31, 2005.

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $100,000.

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Securities owned: Securities transactions are recorded in the accounts on a trade-date basis.

All securities are classified as trading securities and are carried at fair market value. The resulting unrealized gains and losses are reflected in the results of operations. Realized gains and losses are computed using the specific identification method.

Commission Income: Gross commission income is recorded on a trade-date basis.

Income taxes: The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

2. Lease Commitments:

The Company leases office space in Clearwater, Florida from a 10% stockholder of the Company. This lease expires in 2009. Rent expense for the year ended December 31, 2005 amounted to $6,420.

Minimum future payments under the noncancellable operating lease at December 31, 2005 are as follows:

	Operating Lease
2006	10,056
2007	10,056
2008	10,056
2009	2,514
Total minimum lease payments	$ 32,682

3. Income Taxes:

The income tax provision differs from the expense that would result from applying the statutory rates to income before income taxes primarily because of differences in methods of accounting for financial reporting and tax purposes. Deferred taxes represent a net operating loss for income tax purposes.

The Company has a deferred tax asset of $27,049, arising from a net operating loss carryforward expiring in 2023 that is included in other assets.

4. Net Capital Requirements:

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2005, the Company had net capital of $32,065, which was $27,065 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.38 to 1.

5. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals, institutional investors and as principal for its own account. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

6. Related Party Transactions:

A related party charges the Company management fees for shared employees. For the year ended December 31, 2005 management fees expense and payable amounted to $4,665.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Officers and Directors
Waterford Investor Services, Inc.
Richmond, Virginia

In planning and performing our audit of the financial statement of Waterford Investor Services, Inc. (the "Company"), as of December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on this financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves

February 7, 2006